CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com



05006210

21st February 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

REG-Catlin Group Limited Shareholder Interest 17/02/2005

Yours faithfully,

Krupali Patel

82 -34808

Print

REG-Catlin Group Limited Shareholder Interest
Released: 17/02/2005

RNS Number:7632I
Catlin Group Limited
17 February 2005

Catlin Group Limited
17 February 2005

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Catlin Group Limited

2. Name of shareholder having a major interest

FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

505,200	FIL	Bank of New York London Total
104,949	FIL	JP Morgan Bournemouth Total
663,252	FIL	Brown Bros Harriman Ltd Lux Total
3,373,002	FISL	JP Morgan, Bournemouth Total
4,000	FMRCO	JP Morgan Chase Bank Total
51,546	FMRCO	State Street Bank and Trust Co Total
196,500	FPM	Bank of New York Brussels Total
84,311	FPM	BNP Paribas Frankfurt Total
35,200	FPM	Clydesdale Bank PLC Total
257,712	FPM	HSBC Bank PLC Total
747,180	FPM	JP Morgan, Bournemouth Total
49,800	FPM	Mellon Bank Total
513,756	FPM	Northern Trust London Total
363,019	FPM	State Street Bank and Trust Co London Total
6,949,427	Grand Total Ordinary Shares	

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

82 - 34808 .

9. Class of sec[illegible]ity

Common shares

10. Date of transaction

N/A

11. Date company informed

16 February 2005

12. Total holding following this notification

6,949,427

13. Total percentage holding of issued class following this notification

4.51%

14. Any additional information

....

15. Name of contact and telephone number for queries

....

16. Name and signature of authorised company official responsible for making this notification

James Burcke

Date of notification

17 February 2005

END
HOLTRMPTMMMBBPA